Morgan Group Holding Company
401 Theodore Fremd Avenue
Rye, New York
914-921-1877

August 3, 2011

Via EDGAR
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:	Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

Re:	Morgan Group Holding Co.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 2, 2011
File No. 333-73996

Dear Ms. Jenkins:

This letter is submitted in response to comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") as set forth in your letter to Morgan Group Holdings Co. (the "Company") dated July 26, 2011.

Comment

Form 10-K for the Fiscal Year Ended December 31, 2010

Exhibits 31.1 and 31.2

1. In future filings, please revise your Form 10-K to revise paragraph 4 of your Section 302 Certifications to conform to Item 601(B)(31)(i) of Regulation S-K. Similar concerns apply to your subsequent Forms 10-Q.

Response

In its subsequent filings (beginning with the Form 10-Q for the Fiscal Quarter Ended June 30, 2011), the Company will revise paragraph 4 of its Exhibits 31.1 and 31.2 as follows:

Form 10-K for Fiscal Year Ended December 31, 2010 as previously filed

“4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:”

Revised section to be used in future filings (revisions in italics)

“4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:”

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. Further, the Company understands that staff comments, or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any comments on the enclosed, or need for further information, please feel free to call me at (914) 921-1877.

Sincerely yours,

/s/ Robert E. Dolan
Chief Financial Officer